March 11, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard California Tax-Free Funds

            Vanguard Florida Tax-Free Funds

            Vanguard Massachusetts Tax-Exempt Funds

            Vanguard New Jersey Tax-Free Funds

            Vanguard New York Tax-Free Funds

            Vanguard Ohio Tax-Free Funds

            Vanguard Pennsylvania Tax-Free Funds

Dear Mr. Sandoe:

The following responds to your comments of March 8, 2010 on the post-effective amendment of the registration statement of each of the above-referenced registrants, which were filed on January 20, 2010 pursuant to Rule 485(a) for each registrant.  Comments provided for Vanguard California Tax-Free Funds will be applied to each of the other above-referenced registrants, where relevant.

Comment 1:    California Tax-Exempt Money Market Fund – Fees and Expenses

Comment:         Please delete the sentence disclosing the date as of which the U.S. Treasury Department discontinued the Treasury Money Market Fund Guarantee Program.

Response:         We plan to keep the text to allow for consistency with our other Money Market Fund prospectuses, all of which include this same disclosure.  In the next update cycle, we will uniformly delete this disclosure from all money market fund prospectuses.

Comment 2:    California Tax-Exempt Money Market Fund—Annual Total Returns

Comment:         Please delete the footnote to the Average Annual Total Returns table that references data derived from Lipper Inc.

Response:         The footnote has been deleted and will be replaced by a reference in the text immediately preceding the Annual Total Returns table.

Comment 3:    California Tax-Exempt Money Market Fund—Tax Information

Comment:         Delete the clause “whether or not you reinvest there amounts in additional Fund shares” from the second sentence.

Response:         We will revise the disclosure in response to your comment.

Comment 4:    California Intermediate-Term Tax-Exempt Fund—Primary Investment Strategies

Comment:         The SEC generally views intermediate-term bond funds as those with dollar-weighted average maturities of no more than 10 years.  Any funds with dollar-weighted average maturities that extend beyond 10 years would be considered long-term bond funds.  The Primary Investment Strategies section states that the dollar-weighted average maturity for the Fund is expected to be between 6 and 12 years.

Response:         We believe that the Fund’s investment program is entirely consistent with reasonable investors’ expectations for a fund that uses “intermediate-term” in its name.  The adopting release for rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund’s investments and risks.  In the adopting release, the SEC provided guidance that the dollar-weighted average maturity for an intermediate-term bond fund should not exceed 10 years.  The text of the rule, however, does not require a maturity of between 3 and 10 years for intermediate-term funds.  We believe that under any reasonable interpretation of the adopting release and rule 35d-1, a dollar-weighted average maturity range of 6 - 12 years qualifies as “intermediate-term.”  For these reasons, we do not intend to change the Fund’s dollar-weighted average maturity disclosure at this time.

Comment 5:    All Funds in Registrant (as applicable)—Average Annual Total Returns

Comment:         In the Average Annual Total Returns table, please include the Fund’s Admiral Share since inception date and performance in the table rather than in a footnote to the table.

Response:         We will include the since-inception date and performance for Admiral Shares in the table rather than in a footnote.

Comment 6:    All Funds in Registrant (as applicable)—Tax Information

Comment:         Delete all text other than the first three sentences.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

Comment 7:    SAI

Comment:         Please include each Fund’s ticker symbol on the front page of the SAI.

Response:         We will update the front page of the SAI to include the ticker symbols.

Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-5804 with any questions or comments regarding the above responses and explanations.

Sincerely,

Frances Han

Associate Counsel

The Vanguard Group, Inc.